

August 9, 2017

Andrii Guzii
President
Strong Solutions, Inc.
2/13 Korolenko str.
Kharkov, Ukraine 61000

> **Re:** **Strong Solutions, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 1, 2017**
> **File No. 0-55819**

Dear Mr. Guzii:

Our preliminary review of your registration statement indicates that it fails materially to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, it fails to include the most recent interim financial statements including a balance sheet, statements of operations and cash flows. We will not perform a detailed examination of the registration statement in its current form and we will not issue comments.

This registration statement will go effective by lapse of time on September 30, 2017. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing either a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jackson Morris, Esq.

Assistant Director